UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34572 / April 27, 2022

_____

In the Matter of	:
	:
Brighthouse Funds Trust I	:
Brighthouse Funds Trust II	:
Brighthouse Investment Advisers, LLC	:
	:
One Financial Center	:
Boston, Massachusets 02111	:
	:
(812-15310)	:
	:

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM SECTION 15(C) OF THE ACT

Brighthouse Funds Trust I, Brighthouse Funds Trust II (each a "Trust"), and Brighthouse
Investment Advisers, LLC ("Adviser") filed an application on Fbruary 17, 2022, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
section 15(c) of the Act. The order permits a Trust's board of trustees (the "Board") and the
Adviser to enter into and materially amend subadvisory agreements with sub-advisers that have
been approved by the vote of a majority of the members of the Trust's board of trustees at a non-
in-person meeting.

On April 1, 2022, a notice of the filing of the application was issued (Investment Company Act
Release No. 34552) (the "Notice"). The Notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemptions is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requestsed by Brighthouse Funds Trust I, Brighthouse Funds Trust II and Brighthouse Investment Advisers LLC (File No. 812-15310) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary